SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Bitauto Holdings Limited

(Name of Issuer)

American Depositary Shares (ADS)

(Title of Class of Securities)

091727107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[_]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 091727107	13 G	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IV, L.P. (“DCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,532,368 shares, except that DCM Investment Management IV, L.P. (“GP IV”), the general partner of DCM IV, and DCM International IV, Ltd. (“UGP IV”), the general partner of GP IV, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,532,368 shares, except that GP IV, the general partner of DCM IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,368
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 091727107	13 G	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IV, L.P. (“Aff IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
64,401 shares, except that GP IV, the general partner of Aff IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
64,401 shares, except that GP IV, the general partner of Aff IV, and UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,401
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 091727107	13 G	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IV, L.P. (“GP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to vote these shares, except that UGP IV, the general partner of GP IV, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to dispose of these shares, except that UGP IV, the general partner of GP IV, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 091727107	13 G	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. UGP IV is the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole voting power with respect to such shares, except GP IV, the general partner of each of DCM IV and Aff IV, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. UGP IV is the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have sole power to dispose of such shares, except GP IV, the general partner of each of DCM IV and Aff IV, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 091727107	13 G	Page 6 of 15

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. Chao is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. Chao is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 091727107	13 G	Page 7 of 15

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. Moran is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. Moran is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 091727107	13 G	Page 8 of 15

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. Blaisdell is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,596,769 shares, of which 2,532,368 are directly owned by DCM IV and 64,401 are directly owned by Aff IV. Blaisdell is a director of UGP IV, the general partner of GP IV, the general partner of each of DCM IV and Aff IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 091727107	13 G	Page 9 of 15

This Amendment No. 2 amends and restates in its entirety the Schedule 13G previously filed by DCM IV, L.P. (“DCM IV”), DCM Affiliates Fund IV, L.P. (“Aff IV”), DCM Investment Management IV, L.P. (“GP IV”), and DCM International IV, Ltd. (“UGP IV”), and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Bitauto Holdings Limited

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road

Beijing F4 100044

People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“Aff IV”), DCM Investment Management IV, L.P., a Cayman Islands exempted limited partnership (“GP IV”), and DCM International IV, Ltd., a Cayman Islands limited company (“UGP IV”), and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GP IV, the general partner of DCM IV, and Aff IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV. UGP IV, the general partner of GP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV. Chao, Moran and Blaisdell are directors of UGP IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM
2420 Sand Hill Road
Suite 200
Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

DCM IV, Aff IV and GP IV are Cayman Islands exempted limited partnerships. UGP IV is a Cayman Islands limited company. Moran and Blaisdell are United States citizens. Chao is a Japanese citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

American Depositary Shares (ADS)

Each ADS represents an ownership interest in one ordinary share.

CUSIP # 091727107

CUSIP NO. 091727107	13 G	Page 10 of 15

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of DCM IV, Aff IV, and GP IV, and the memorandum and articles of association of UGP IV, the general and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 091727107	13 G	Page 11 of 15

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 091727107	13 G	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2013

DCM IV, L.P.

By: DCM INVESTMENT MANAGEMENT IV, L.P.

Its General Partner

By: DCM INTERNATIONAL IV, LTD.

Its General Partner

By:  /s/ Matthew Bonner
          Matthew Bonner
          Assistant Secretary

DCM AFFILIATES FUND IV, L.P.

By: DCM INVESTMENT MANAGEMENT IV, L.P.

Its General Partner

By: DCM INTERNATIONAL IV, LTD.

Its General Partner

By:  /s/ Matthew Bonner
          Matthew Bonner
          Assistant Secretary

DCM INVESTMENT MANAGEMENT IV, L.P.

By: DCM INTERNATIONAL IV, LTD.

Its General Partner

By:  /s/ Matthew Bonner
          Matthew Bonner
          Assistant Secretary

DCM INTERNATIONAL IV, LTD.

By:  /s/ Matthew Bonner
          Matthew Bonner
          Assistant Secretary

CUSIP NO. 091727107	13 G	Page 13 of 15

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ THOMAS BLAISDELL
thomas Blaisdell

CUSIP NO. 091727107	13 G	Page 14 of 15

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	15

CUSIP NO. 091727107	13 G	Page 15 of 15

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the American Depositary Shares of Bitauto Holdings Limited shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.